United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X            Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __            No. X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.     Press Release dated January 31, 2003

2.     Quarterly audited financial results for the nine months ended December 31, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 31, 2003	ICICI Bank Limited By: /s/ Jyotin Mehta Name: Jyotin Mehta Title: General Manager & Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 31, 2003

Performance Review – Nine months ended December 31, 2002

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the nine months ended December 31, 2002 (Apr-Dec 2002). The Board also approved the audited consolidated accounts for the period. ICICI Limited (ICICI) and two of its subsidiaries merged with the Bank on March 30, 2002. The results for Apr-Dec 2002 are therefore not comparable with the results on a standalone basis for the nine months ended December 31, 2001 (Apr-Dec 2001).

Results

ICICI Bank’s profit after tax increased 16% to Rs. 330 crore for the quarter ended December 31, 2002 (Q3-2003) from Rs. 285 crore for the quarter ended September 30, 2002 (Q2-2003). The Bank’s profit after tax for Apr-Dec 2002 was Rs. 868 crore as compared to Rs. 201 crore for Apr-Dec 2001 (an increase of 332%).

The Bank’s net interest income for Q3-2003 was Rs. 343 crore as compared to Rs. 307 crore for Q2-2003, after allowing for Rs. 36 crore on account of amortisation of premium on SLR investments in the “Held-to-Maturity” category (Rs. 86 crore in Apr-Dec 2002) and Rs. 39 crore on account of upfront Direct Marketing Agent (DMA) costs in respect of automobile loans (Rs. 103 crore in Apr-Dec 2002).

Operational highlights

The Bank’s customer assets at December 31, 2002 were Rs. 61,026 crore as against Rs. 57,526 crore at March 31, 2002. There was a decline in the corporate assets primarily due to sell-down of loans as part of the Bank’s strategy of churning its portfolio and repayments of maturing corporate assets. However, the retail assets increased by Rs. 9,169 crore (a growth of 149%) to Rs.15,312 crore. ICICI Bank’s retail assets now constitute 15% of total assets and 25% of customer assets as compared to 6% of total assets and 11% of customer assets at March 31, 2002. The growth in retail assets reflects the Bank’s leadership across product segments. The Bank made retail loan disbursements of over Rs. 5,300 crore in Q3-2003 including home loan disbursements of Rs. 2,274 crore, achieving market leadership in home loan disbursements.

During Apr-Dec 2002, the Bank repaid Rs. 15,176 crore of erstwhile ICICI’s rupee liabilities as they fell due in accordance with their terms of repayment. At December 31, 2002, the Bank’s total deposits were Rs. 41,317 crore, a growth of 29% over total deposits at March 31, 2002. Deposits constituted 48% of the Bank’s funding at December 31, 2002 compared to 35% at March 31, 2002. ICICI Bank’s average cost of deposits declined to 6.7% for Q3-2003 from 7.0% for Q2-2003.

The Bank continues to make progress in its international initiatives. The Bank has received RBI’s approval for setting up subsidiaries in the United Kingdom and Canada, an offshore branch in Singapore and representative offices in the United Arab Emirates and China. The Bank has also received in-principle clearance from RBI for a branch in the Dubai International Financial Centre.

At December 31, 2002, the Bank’s net non-performing customer assets were Rs. 3,012 crore constituting 4.9% of customer assets. The Bank’s standard assets included net restructured assets of Rs. 6,560 crore. At December 31, 2002, the Bank had a provision coverage of 6.2% against corporate standard assets, indicating the strength of the Bank’s balance sheet. The Bank continues to focus on restructuring of intrinsically viable companies as well as recovery actions, including institution of proceedings under the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act 2002.

ICICI Bank’s capital adequacy at December 31, 2002 was 12.6% (including Tier-1 capital adequacy of 8.2%), well above RBI’s requirement of 9.0%.

Audited Consolidated Accounts under Indian GAAP

The consolidated profit after tax was Rs. 815 crore in Apr-Dec 2002 including the results of operations of subsidiaries and affiliates of erstwhile ICICI that became subsidiaries and affiliates of the Bank on merger. The Bank had no subsidiaries at December 31, 2001. ICICI Securities & Finance Company Limited earned a profit after tax of Rs. 76 crore in Apr-Dec 2002. ICICI Lombard General Insurance Company Limited achieved break-even during the period. ICICI Prudential Life Insurance Company maintained its market leadership among private sector life insurance companies, having sold about 225,000 policies by December 31, 2002. However, future bonus and servicing cost provisions and non-amortisation of expenses by ICICI Prudential Life Insurance Company Limited in line with insurance company accounting norms had an impact of Rs. 91 crore on the Bank’s consolidated profit.

Appointment of Directors

The Board of Directors has appointed Mr. P. C. Ghosh, Chairman, General Insurance Corporation of India, and Mr. M. K. Sharma, Vice Chairman, Hindustan Lever Limited as non-executive additional Directors of the Bank.

1 crore = 10.0 million

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Madhvendra Das at 91-22-2653 6124 or e-mail: madhvendra.das@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

Item 2

AUDITED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2002

(Rupees in crores)
Sr. No	Particulars	Three months ended		Nine months ended		Year ended Mar 31, 2002
		Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001
1.	Interest earned (a)+(b)+(c)+(d)	2,258.71	541.59	6,934.04	1,474.59	2,151.93
	a) Interest/discount on advances/bills	1,517.48	195.33	4,455.41	580.19	771.67
	b) Income on investments	653.03	313.70	2,199.36	796.29	1,233.80
	c) Interest on balances with Reserve Bank of India and other interbank funds	35.70	25.58	195.99	81.70	122.62
	d) Others	52.50	6.98	83.28	16.41	23.84
2.	Other Income	567.82	175.88	2,749.40	398.17	574.66
	A) TOTAL INCOME (1)+(2)	2,826.53	717.47	9,683.44	1,872.76	2,726.59
3.	Interest expended	1,916.17	383.55	5,948.36	1,025.74	1,558.92
4.	Operating expenses (e) + (f)	520.63	161.53	1,444.93	439.00	622.58
	e) Payments to and provisions for employees	97.69	43.88	283.61	110.96	147.18
	f) Other operating expenses	422.94	117.65	1,161.32	328.04	475.40
	B) TOTAL EXPENDITURE (3)+(4) (excluding provisions and contingencies)	2,436.80	545.08	7,393.29	1,464.74	2,181.50
5.	OPERATING PROFIT (A-B) (Profit before Provisions and Contingencies)	389.73	172.39	2,290.15	408.02	545.09
6.	Other provisions and contingencies	29.33	70.24	1,834.55	117.15	255.29
7.	Provision for taxes
	a)Current period tax	40.10	26.12	101.10	84.74	121.83
	b) Deferred tax adjustment	(10.00)	6.01	(514.00)	4.71	(90.33)
8.	Net Profit (5-6-7)	330.30	70.02	868.50	201.42	258.30
9.	Paid-up equity share capital (face value Rs. 10/-)	612.55	220.36	612.55	220.36	612.55
10.	Reserves excluding revaluation reserves	6,500.94	1,245.11	6,500.94	1,245.11	5,632.41
11.	Analytical Ratios
	( i) Percentage of shares held by Government of India	..	..	..	..	..
	(ii) Capital Adequacy Ratio	12.59%	14.06%	12.59%	14.06%	11.44%
	(iii) Earnings per share (not annualised and for relevant periods) (in Rs.) (basic)	5.39	3.18	14.17	9.14	11.61
	(iv) Earnings per share (not annualised and for relevant periods) (in Rs.) (diluted)	5.38	3.18	14.15	9.14	11.61
12.	Aggregate of non-promoter Shareholding
	• No. of shares	61,30,34,404	11,89,62,731	61,30,34,404	11,89,62,731	61,30,31,404
	• Percentage of shareholding	100	53.99	100	53.99	100
13.	Deposits	41,316.77	22,920.06	41,316.77	22,920.06	32,085.11
14.	Advances	50,030.99	5,723.86	50,030.99	5,723.86	47,034.86
15.	Total Assets	1,00,218.80	27,169.88	1,00,218.80	27,169.88	1,04,106.30

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of ICICI Bank Limited and its Subsidiaries

(Rs. in crores)
Sr. No.	Particulars	Three months ended		Nine months ended		Year ended Mar 31, 2002
		Dec 31, 2002	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001
1.	Segmental Revenue
	a) Commercial	2,306.94	489.76	6,794.18	1,580.78	2,295.43
	b) Investment	745.74	227.71	3,542.91	426.01	755.09
	c) Others	409.60	..	842.14	..	..
	Total	3,462.28	717.47	11,179.23	2,006.79	3,050.52
	Less: Inter Segment Revenue	(367.28)	..	(931.13)	(134.03)	(317.62)
	Income from Operations	3,095.00	717.47	10,248.10	1,872.76	2,732.90
2.	Segmental Results (Profit before tax & accelerated Provision)
	a) Commercial	150.10	69.86	591.90	190.77	161.60
	b) Investment	211.71	32.29	1,586.77	100.10	127.90
	c) Others	12.19	..	(21.58)	..	..
	Total	374.00	102.15	2,157.09	290.87	289.50
3.	Accelerated/Additional Provisions
	a) Commercial	..	..	1,636.00	..	..
	b) Investment	..	..	50.00	..	..
	c) Others	..	..	..	..	..
	Total	..	..	1,686.00	..	..
4.	Segment Results (Profit before tax)
	a) Commercial	150.10	69.86	(1,044.10)	190.77	161.60
	b) Investment	211.71	32.29	1,536.77	100.10	127.90
	c) Others	12.19	..	(21.58)	..	..
	Total profit before tax	374.00	102.15	471.09	290.87	289.50
	Tax	65.03	32.13	(343.86)	89.45	31.00
	Profit after tax	308.97	70.02	814.95	201.42	258.50
5.	Capital Employed (i.e. Segment Assets — Segment Liabilities excluding inter-segmental funds lent and borrowed)
	a) Commercial	(19,770.39)	(3,455.29)	(19,770.39)	(3,455.29)	(7,677.14)
	b) Investment	18,170.02	4,820.65	18,170.02	4,820.65	13,173.88
	c) Others	7,547.25	..	7,547.25	..	..
	Total	5,946.88	1,365.36	5,946.88	1,365.36	5,496.74
Notes
  The Financials have been prepared in accordance with Accounting Standard 25 on ’Interim Financial Reporting’.
  The authorised equity share capital of the Bank has been reduced to 155,00,00,000 shares of Rs 10/- each subsequent to December 31, 2002 with the approval of Reserve Bank of India vide its letter dated January 16, 2003.
  During the quarter ended December 31, 2002, the Bank allotted 3,000 shares pursuant to exercise of employee stock options.
  The segment information is based on the segments currently identified post merger.
  Other Income includes gain of Rs. 1,191 crores in the quarter ended September 30, 2002 (Q2 2003) on sale of equity shares of the Bank held by a trust, which were transferred to it by erstwhile ICICI Limited in accordance with the scheme of amalgamation.
  The Bank made accelerated/additional provisions of Rs 1,686 crores in Q2 2003. The amount is included in “Other provisions and contingencies” for nine months.
  The ratio of net NPAs to net customer assets was 4.9% at December 31, 2002.
  Previous period figures have been regrouped /reclassified where necessary to conform to current period classification.
  The results for the quarter ended December 31, 2002 and nine months ended December 31, 2002 include the results oferstwhile ICICI Limited and its subsidiaries, ICICI Personal Financial Services Limited and ICICI Capital Services Limited, amalgamated with the Bank w.e.f March 30, 2002. The financials for the quarter are therefore not comparable with the earlier periods.

The above financial results have been taken on record by the Board of Directors at its meeting held on January 31, 2003

Place: Mumbai Date: January 31, 2003	Kalpana Morparia Executive Director
Registered Office: Landmark, Race Course Circle, Alkapuri, Vadodara - 390 007
Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site : http://www.icicibank.com Electronic mail : info@icicibank.com